ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

April 15, 2004

04024459

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

dlw 4/20

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
15 April 2004 – (ASX Announcement & Media Release – Lake Long Update)
15 April 2004 – (ASX – Appendix 3B)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

15 April 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

LAKE LONG ACQUISITION AGREEMENT FINALISED

The acquisition agreement foreshadowed in the ASX release of 26 March 2004 has now been executed. Pursuant to the final agreement, FAR will today allot that proportion (half) of the proposed 2.8 million ordinary shares and 2.8 million July 2005 Options to be issued that pertains to the producing interests being acquired with the remainder of the securities to be issued once the Lake Long Deep operations commence. An appendix 3B for today's allotment is attached.

As previously advised, the acquisition agreement with non related working interest owners will result in FAR acquiring a 1.375 percent working interest in the entire Lake Long field (5 producing wells), including a free carried 0.34375 percent working interest to casing point in a proposed 15,500 foot test well. The agreement will give FAR access to the entire 36 square mile 3D seismic data base acquired at a cost of over US$7million and will include a proportionate share of all production equipment in the field.

The operator of the Lake Long Field, Kriti Exploration Inc, is currently seeking tenders for a barge rig to commence the drilling of a (high upside potential) deep gas well due to commence on or before 15 June 2004. Updated details of the 26 March release follow.

LAKE LONG FIELD HISTORY

The Lake Long field is located in the intra-coastal waterways of the gulf coast of the United States of America and is associated with a very prolific oil and gas productive area of the Mississippi River Delta Country of south eastern Louisiana. The Kriti Exploration, Inc. portion of the field was purchased from Amoco and Arco in 1991 prior to the acquisition of modern 3D seismic.

Discovered in 1938, this prolific field has made in excess of 300 billion cubic feet of gas and over 20 million barrels of oil to date. Although remarkable, the production of Lake Long field is typical when compared with its neighbours, Hollywood field (515 billion cubic feet of gas) and Bourg field (500 billion cubic feet of gas).

The Lake Long field is situated in the Houma Embayment, a structural down warping of the middle Miocene continental shelf that studies conclude has been contemporaneously filled with a northward thickening wedge of deltaic plain sands and deep marine shales.



UNITED STATES OF AMERICA
Cheyenne
Chicago
San Francisco
EAGLE PROSPECT
WEST BUFFALO WALLOW
Los Angeles
HARDEMAN BASIN OILFIELDS
LOUISIANA / TEXAS PROGRAM
Atlantic
Ocean
Dallas
Texas
New Orleans
Pacific
Ocean
RAINOSEK
Houston
Gulf of Mexico
Mexico
LOCATION MAP

The Embayment is bounded on the north by a large regional growth fault active as early as *Cib. Op.* time. During this time depositional loading, due to sediment influx, resulted in initiation of salt evacuation creating the major structural features in the Lake Long area.

Lake Long produces from multiple Miocene oil and gas sands of good quality (30% porosity and 500 MD to 1500 MD permeability) from reservoirs between 5,000 feet and 12,500 feet. Up to 25 discreet sands are known to occur within the Lake Long field ranging in thickness from 5 to 100 feet. Public domain well log and production data supports well averages approximating 5 billion cubic feet of gas and 40,000 barrels of condensate.

Traps are generally structural on a deep-seated salt supported anticline. No salt has been penetrated in the field; however it is clearly imaged on a 36 square mile 3D seismic data set shot in 1998. The deepest production to date has been from the 12,000 foot Hollywood interval, a prolific Middle Miocene producer regionally on trend.



[redacted]
Cib Op Growth Fault
Prospect Location
Lake Long Field
32 Miles
Proposed 2004 Cib Op well
Note: Hollywood Fields in Red
Jackson
Baton Rouge
Cib. Op. / Hollywood Trend
Lafourche and Terrebonne Parishes

Whilst historical production in the Embayment has been from the Hollywood and shallower younger sands, in 1998 a major deeper discovery was made by Union Pacific Railroad Company on trend with the Lake Long field 32 miles to the west at the Kent Bayou field (300 plus billion cubic feet of gas) where 5 wells have each averaged initial production rates of approximately 20 million cubic feet per day and 2,000 barrels of condensate per day from *Cib. Op.* sands below 18,000 feet.

The proposed Lake Long deep test will evaluate these same deep sands at mapped depths of between 14,000 and 16,000 feet along with shallower field pays on a known producing structure.

LAKE LONG DEEP WELL

The proposed deep test well will be directionally drilled to a depth of approximately 15,500 feet (true vertical depth) to test the *Cib. Op.* interval and in order to optimise shallower objectives at Krumbhaar and Upper, Middle and Lower Hollywood intervals. Based on the Kent Bayou analogue sand pay thicknesses exceeding 500 feet are possible at the *Cib. Op.* interval at Lake Long. The operator, Kriti Exploration Inc, has estimated the potential reserves of the prospect to be in the order of 766 billion cubic feet of gas equivalent.


South
North
Proposed
Well Path
13 BCFG
Hollywood Sands
Depth
11,000'
Hollywood
15,500'
~700 BCFG
Cib. Op.Sands

With Henry Hub Nymex gas prices at US$5.75 per thousand cubic feet, a prospect of this magnitude has the potential to generate a significant future cash flow stream with a meaningful impact on a company the size of FAR.

The operator is currently seeking turnkey well bids for the well; the cost of which is likely to exceed US$4.8 million. Under the terms of the agreement the well is required to commence before 15 June 2004.

PARTICIPANTS

The well will be operated by Palace Exploration of Tulsa Oklahoma who is farming in to earn a 50 percent working interest on similar terms to FAR.

To date, FAR has participated in four wells within the field, all of which have resulted in commercial production.

Existing facilities within Lake Long will enable early sales into the central production system with Columbia gas and Amoco being the ultimate product purchasers.

The Operator of the Lake Long State Lease 328 and only other major participant in the program is Kriti Exploration Inc of Houston Texas, a company controlled by shipping interests in Athens, Greece.

LEASEHOLD

The leasehold comprises State Lease No 328, the Allan Company Lease, a partial sublease from BP America Production Company and an Option over certain other leases as more fully set out on the attached map. An Area of Mutual Interest Clause has also been agreed.


T17S R 19E
Allan Company Lease
acres
LAKE LONG
Surface
Proposed Well Path
Kriti et al S.L. 328
1325 acres
Lease Outlines
Total Acres: 2676

TERMS OF THE AGREEMENTS

Under the acquisition agreement, FAR will allot 2.8 million ordinary shares and 2.8 million July 2005 Options to non related working interest owners in the Lake Long field to acquire a 1.375 percent working interest in the entire Lake Long field, including a free carried 0.34375 percent working interest to casing point in the proposed deep 15,500 foot test well. Under this agreement the vendors have agreed that half the securities will only be allotted once drilling of the Deep Gas Test commences.

Under a separate farm-in agreement with Kriti Exploration Inc, FAR will participate in the Lake Long Deep Test well by paying 5 percent of the well cost to earn a 3.75 percent working interest in the well and leases the subject of the farm-in agreement.

During 2003, the gross revenue attributable to the additional 1.375 percent working interest being acquired in producing wells was US$44,300. Independent engineering reports state that production from this interest will continue until at least 2013.

The above agreements when aggregated will result in a final working interest in the Deep test well of well of 4.09375 percent and an across the board increase in equity of producing wells already owned by FAR in the Lake Long field of 1.375 percent. All working interests are subject to State and other minor royalties.

The final farm-in agreement with Kriti is pending formal execution and is likely to follow in the next two weeks.

SUMMARY OF PROPOSAL:

- **Increased working interest in 5 producing wells, associated production equipment and leasehold over the entire Lake Long Field.**
- **Access to 36 square mile 3D data acquired at cost of US$7 million.**
- **Participation in a Deep Gas Well testing potential target of 766 billion cubic feet of gas equivalent.**
- **Prospectivity confirmed by 3D seismic tied to on-trend Kent Bayou discovery (300 plus billion cubic feet).**
- **Timing of well – June 2004.**

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

009 117 293

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares Options 31 July 2005
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,400,000 ordinary shares 1,400,000 Options 31 July 2005
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	Part consideration relating to acquisition of income producing oil and gas leases in Louisiana as more fully described in ASX releases dated 26 March 2004 and 15 April 2004 (approximate value US$150,000)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as part consideration for acquisition of income producing oil and gas leases in Louisiana as more fully described in ASX releases dated 26 March 2004 and 15 April 2004
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 April 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
170,847,167	ORD
87,106,177	Options - expiry 31 July 2005

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) – NOT RELEVANT

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director) Date: ....15 April 2004

Print name: ....MICHAEL EVANS...........

+ See chapter 19 for defined terms.